9-1, 2-ga, Namdaemoon-ro, Jung-gu,
Seoul 100-703, Korea
Tel: 822 2073 2844
Fax: 822 2073 2848
November 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski Senior Assistant Chief Accountant Division of Corporation Finance

Re:	KB Financial Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2011 filed April 30, 2012

File No. 000-53445

Dear Ms. Ciboroski:

Reference is made to your letter dated September 27, 2012 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012 (the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012 (the “Form 6-K”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.2

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3D. Risk Factors, page 10

“Our business may be materially and adversely affected by legal claims.,” page 20

1.	We note your brief mention of legal claims and regulatory actions that may “materially and adversely impact” your business in the event they are determined against you. Rather than providing a cross-reference to the discussion of your material proceedings in the financial statements, please further expand this disclosure to briefly describe your material pending proceedings and the associated risks to the company so that investors may understand the scope of the risk where discussed.

The Company respectfully notes that the cross-reference provided is to the discussion of legal proceedings in Item 8A of the Annual Report (pages 153 to 155), which provides a description of each of the Company’s pending material legal proceedings and the associated risks to the Company. The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include more detailed disclosure under an appropriate risk factor in Item 3D, to the extent that the risks posed by any of its pending legal proceedings (as disclosed under “Legal Proceedings” in Item 8A) are sufficiently material as to warrant such detailed disclosure in Item 3D; otherwise, the Company will delete the existing risk factor disclosure regarding legal proceedings in Item 3D.

Retail Banking, page 38

Mortgage and Home Equity Lending, page 39

2.	Please expand your disclosure to describe the more stringent mortgage loan guidelines that you have implemented in response to government initiatives.

In recent years, the Financial Services Commission and the Financial Supervisory Service have implemented regulations designed to curtail the extension of new or refinanced loans secured by housing. These include the following regulations, which have also been described on pages 100 and 101 of the Annual Report:

•

as to loans secured by a collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing located in areas of excessive investment as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•

as to loans secured by collateral of housing located outside of Seoul, Incheon and Gyeong-gi province, which housing was offered for sale on or before June 10, 2008 and with respect to which a sale contract is executed and earnest money deposit paid during the period between June 11, 2008 and June 30, 2009, the loan-to-value ratio should not exceed 70%;

Stephanie L. Ciboroski

Securities and Exchange Commission, p.3

•

as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ￦600 million, and (b) 60%, if the price of such apartment is ￦600 million or lower;

•

as to loans secured by apartments with appraisal value of more than ￦600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•

where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•

in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government should not exceed 40%.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include a cross-reference to the recent regulations relating to mortgage loans disclosed in “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans” in the Annual Report.

Corporate Banking, page 46

Large Corporate Banking, page 48

3.	We note your disclosure on page 49 that only 10% of your large corporate loans are secured or guaranteed. Please discuss why your policy relating to large corporate clients allows for a substantial amount of unsecured lending.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.4

Consistent with the practice among other nationwide commercial banks in Korea, the Company provides a substantial amount of unsecured lending to large corporate customers. A critical consideration in the Company’s policy regarding extension of unsecured loans is the borrower’s creditworthiness. The Company assigns each borrower a credit rating based on the judgment of its experts or scores calculated using the appropriate credit rating system. Factors that the Company considers in assigning credit ratings include both financial factors and non-financial factors, such as its perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry. The credit ratings, along with such factors, are key determinants that inform the Company’s lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of August 31, 2012, 79.3% of the Company’s large corporate customers had credit ratings of BBB- or above according to the internal credit rating system of Kookmin Bank, the Company’s wholly-owned banking subsidiary, compared to 22.4% of the Company’s small- and medium-sized enterprise customers. A credit rating of BBB- is given to customers whose ability to repay the principal and interest on their outstanding loans is determined by the Company to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on the Company’s internal analysis of historical data, the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%. The Company monitors the credit status of large corporate borrowers and collects information to adjust its ratings appropriately. The Company also manages and monitors its large corporate customers through its dedicated Corporate Banking Branch and Kookmin Bank’s Large Corporate Business Department. In addition, Kookmin Bank’s Credit Risk Department manages the exposures to each large corporate customer and conducts in-depth analysis of various economic and industry-related risks that are relevant to large corporate customers.

Assets and Liabilities, page 60

Loan Aging Schedule, page 67

4.	We note your loan aging schedule and that the amounts over three months past due are approximately (Won)1,180 billion as of December 31, 2011. We note that this amount is not consistent with the amount of loans that were placed on non-accrual of (Won)3,221 billion as disclosed on page 68. We also note that both of these amounts are not consistent with your non-performing loans of (Won)1,117 billion as disclosed on page 69, even though all of these amounts are defined as loans that are past due by 90 days or more. Please reconcile these amounts for us, clarify any definitions relating to each category, and tell us the specific reasons for the differences in these amounts.

The Company wishes to clarify to the Staff that it considers the following loans to be non-accrual loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

Stephanie L. Ciboroski

Securities and Exchange Commission, p.5

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large corporations or small-and medium-sized enterprises;

•

loans to corporate borrowers that are rated CC or below according to Kookmin Bank’s internal credit ratings for large corporations or small-and medium-sized enterprises as a result of being subject to workout, court receivership, court mediation or similar proceedings; and

•	restructured loans.

However, the Company excludes from non-accrual status loans that are fully secured by cash on deposit or which are subject to financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

Given that non-accrual loans are not limited to loans that are past due by 90 days or more but also include other types of loans as described in the list above, the amount of non-accrual loans as of December 31, 2011 was larger than the amount of loans that were past due by more than 90 days as of such date.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include a more detailed definition of non-accrual loans, consistent with the information included in this response.

The Company notes that its total non-performing loans as of December 31, 2011 were ￦1,180 billion and not ￦1,117 billion as disclosed in the Annual Report. Also, its total non-performing loans as of December 31, 2010 were ￦1,612 billion and not ￦1,516 billion as disclosed in the Annual Report. These discrepancies resulted from the accidental exclusion of certain non-performing loans of one of the Company’s non-banking subsidiaries from the aggregate non-performing loan figures, in connection with the Company’s first-time adoption of IFRS. The Company has revised such subsidiary’s IFRS data collection procedures in order to prevent the recurrence of such incidents in the future. The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include the correct numbers for total non-performing loans as of December 31, 2010 and 2011.

Potential Problem Loans, page 69

5.	We note your disclosure that as of December 31, 2011, you had (Won)3,833 billion of loans, which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future. We also note your disclosure in your 2010 Form 20-F that you had (Won)3,043 billion of such loans. Given the increase in the level of potential problem loans from year to year, as contrasted with the decrease in impaired loans between 2010 and 2011 and the decrease in the ratio of nonperforming loans to total loans between 2010 and 2011, please discuss the change in this amount from year to year, along with the drivers for this change. As part of this expanded disclosure, you may find it helpful to provide a rollforward of potential problem loans. Additionally, please provide additional insight into what constitutes potential problem loans as well as provide additional clarifying discussion on how management defines “serious doubt as to the ability of the borrower to comply with repayment terms in the near future.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p.6

In connection with its adoption of IFRS beginning in fiscal year 2011, the Company changed its methodology for calculating potential problem loans. Previously, the Company calculated potential problem loans by subtracting impaired loans, non-performing loans and non-accrual loans from loans classified as “precautionary” according to the asset classification guidelines of the Financial Services Commission. This methodology was based in large part on the asset classification criteria that the Company used under Korean GAAP. However, as a result of the Company’s discontinuation of its use of Korean GAAP beginning in fiscal year 2011, it became very difficult for the Company to calculate potential problem loans under the previous methodology. As a result, beginning with fiscal year 2011, the Company changed its methodology to classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Services Commission. “Early warning loans” are loans extended to borrowers that have been (i) identified by the Company’s early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by loan officers as potential problem borrowers based on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Services Commission. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in the Company’s quarterly report to the Financial Services Commission, the Company’s management considers such borrowers to have serious doubt as to their ability to comply with repayment terms in the near future. The Company believes that the new methodology for calculating potential problem loans complies with Item III.C.2. of Industry Guide 3.

Applying the new methodology, the total amount of the Company’s potential problem loans would have been ￦3,945 billion as of December 31, 2010 compared to ￦3,833 billion as of December 31, 2011. Such decrease is generally consistent with the decreases in the Company’s impaired loans and ratio of non-performing loans to total loans between 2010 and 2011, as noted by the Staff.

The following table sets forth the changes in the Company’s total potential problem loans, calculated using the new methodology, between December 31, 2010 and 2011.

(in billions of Won)
Beginning balance (as of December 31, 2010)	3,945
Subtraction:
Due to repayment	497
Due to improvement in credit profile	687
Due to deterioration in credit profile	696

Subtotal	1,880

Addition:
Due to deterioration in liquidity(1)	1,223
Due to deterioration in financial ratios(2)	301
Due to deterioration in business and management(3)	216
Other(4)	28

Subtotal	1,768

Ending balance (as of December 31, 2011)	3,833

Notes:

(1)	Includes receipt of liquidity support from the government or creditors.
(2)	Includes deterioration in the debt-to-equity ratio and the interest coverage ratio and the occurrence of capital deficit.
(3)	Includes suspended business operations or business closures.
(4)	Based mainly on feedback from loan officers and industry specialists.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.7

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include a more detailed definition of potential problem loans, consistent with the information included in this response.

Non-Performing Loans, page 69

6.	We note your disclosure that non-performing loans are defined as loans past due by more than 90 days, which is consistent with the definition used in your 2010 Form 20-F. We also note that the amount of non-performing loans as of December 31, 2010 was reported as (Won)1,316 billion in the 2010 Form 20-F, but as (Won)1,516 billion in your 2011 Form 20-F. Please tell us the factors driving the increase in non-performing loans for 2010 reported in the 2011 Form 20-F.

The Company notes that the amount of non-performing loans reported in the 2010 Form 20-F was presented on a U.S. GAAP basis while the amount of non-performing loans reported in the Annual Report was presented on an IFRS basis. The difference between the two amounts (noting again that, as mentioned in the response to Staff comment 4 above, the total non-performing loans as of December 31, 2010 was ￦1,612 billion and not ￦1,516 billion) is primarily due to the differences in the Company’s charge-off policies under U.S. GAAP compared to its policies under IFRS with respect to unsecured retail loans. Under IFRS, the Company charges off unsecured retail loans that are deemed to be uncollectible. In prior years under U.S. GAAP, based on its consideration of the guidelines provided by the Federal Financial Institutions Examination Council and the general practice among U.S. financial institutions, the Company’s consistent approach was to charge off certain unsecured retail loans that are overdue by six months or more but would not have been charged off under IFRS. In 2010, there was an increase in the amount of advance mortgage loans to retail borrowers for the down payment of new housing (particularly apartments) in the process of being built that was overdue by six months or more. Advance mortgage loans are deemed to be unsecured until the completion of construction, which may take several years, at which stage such loans become secured by the new housing purchased by such borrowers. If such loans became overdue by six months or more, the Company charged off such loans under U.S. GAAP. However, under IFRS, which also considers the historical eventual default rate and recovery ratio for unsecured retail loans, the Company generally does not charge off such loans. While such loans are classified as unsecured prior to the completion of the construction, certain unique features of such loans have resulted in relatively lower historical eventual default rates and higher recovery ratios compared to other unsecured retail loans. For example, if the construction involves twenty or more housing units, the relevant construction company is required under Korean law to obtain a guarantee from the Korea Housing Guarantee Co., Ltd., a specialized housing guarantee organization that is majority-owned by the Korean government, so that if the construction company is unable to complete the construction due to bankruptcy or insolvency, Korea Housing Guarantee would either arrange the repayment of the principal amount of the advance mortgage loan or facilitate the completion of the construction by appointing a substitute construction company.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.8

Loan Charge-Offs, page 77

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-…, page 78

7.	We refer to your disclosure regarding the “fast track” program that you have implemented to provide liquidity assistance to small- and medium-sized enterprises. Please disclose the material terms of this program, including any distinctions between this program and your usual underwriting criteria, and quantify the portion of your loans originated pursuant to this program.

The Company notes that the total amount of new loans made to small- and medium-sized enterprise borrowers under the “fast track” program has been immaterial relative to the sizes of the Company’s total loan portfolio and loans to small- and medium-sized enterprises. As of December 31, 2011, the amount of outstanding loans originated by Kookmin Bank pursuant to the “fast track” program was ￦144 billion, which represented 0.07% and 0.21% of Kookmin Bank’s total loan portfolio and loans to small- and medium-sized enterprises, respectively, as of such date, in each case on a consolidated basis under IFRS.

In order to participate in the Company’s “fast track” program, a borrower is required to submit an application to the Company and undergo the Company’s credit risk evaluation process, which takes into account such factors as industry risk, operational risk, management risk, financial risk and cash flow risk to assess the probability of recovery upon provision of liquidity assistance. After such evaluation, the Company rates each applicant as “A”, “B”, “C” or “D”. A rating of “A” is given to applicants that demonstrate potential to return to normal operations. A rating of “B” is given to applicants that demonstrate significant potential to become an enterprise that shows signs of insolvency as a result of temporary liquidity shortages or due to losses from KIKO and/or currency option transactions. A rating of “C” is given to applicants that show signs of insolvency but demonstrate potential to return to normal operations. A rating of “D” is given to applicants that show signs of insolvency and do not demonstrate potential to return to normal operations.

Applicants that receive a rating of “A” may qualify to participate in the program. Applicants that receive a rating of “B” may qualify to participate in the program if creditors representing at least 75% of the applicant’s outstanding debts consent to such participation. Applicants that receive a rating of “C” or “D” may not qualify to participate in the program. Applicants that qualify to participate in the program may receive new loans or maturity extensions or interest rate adjustments with respect to existing loans. In determining the appropriate amount of new loans, maturity extensions or interest rate adjustments to extend to participants in the program, the Company focuses primarily on the future repayment capability of the participant. In determining such capability, the Company evaluates whether the participant will be able to (i) achieve and sustain a higher level of revenue, (ii) achieve sufficient cash flows to repay its debts on a normalized basis and (iii) if necessary, dispose of its unused assets to achieve additional cash flow. The primary difference between the evaluation procedure applied under the “fast track” program and the Company’s usual evaluation procedure is that in the latter case, the Company also focuses on the borrower’s current repayment ability.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.9

The Company also notes that loans made under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation, which in the Company’s view significantly reduces the risks arising from the potentially lower credit quality of the loans made under the “fast track” program. Up to December 31, 2010, such guarantees covered between 65% and 75% of the outstanding principal amount of a loan extended under the “fast track” program, depending on the credit quality of the borrower. From January 1, 2011, such guarantees cover 55% to 65% of the outstanding principal amount of new loans extended to existing participants in the program and 40% (or, beginning from September 1, 2012, 65% in the case of new participants that are in the construction industry) of the outstanding principal amount of new loans extended to new participants in the program.

Item 6B. Compensation, page 144

8.	Item 6.B.1 of Form 20-F requires that disclosure of compensation be provided on an individual basis unless individual disclosure is not required in a company’s home country and the information is not otherwise publicly disclosed. Please confirm that individual disclosure is not required under Korean law and that the information is not publicly disclosed, or provide proposed disclosure of compensation on an individual basis for the company’s directors and members of its administrative, supervisory or management bodies.

The Company confirms that under Korean law, public disclosure of compensation of the Company’s directors and members of its administrative, supervisory or management bodies on an individual basis is not required and that such information is not otherwise publicly disclosed by the Company.

Liquidity Risk Management, page 193

9.	We note your disclosure that the Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and this is defined as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month and you have noted that your assets exceed your liabilities. However, it is not clear how these amounts are being calculated and what assets and liabilities are included. It is also not clear how this information ties into the information provided on page F-49, which shows the maturity of your assets and liabilities. Please tell us, and include in future filings, the assets and liabilities that are included in the calculation and how this information relates to the information that you have provided in the notes to the financial statements.

The assets and liabilities presented on page F-49 represent the consolidated assets and liabilities of the Company under IFRS. In contrast, the assets and liabilities that are included in the calculation of Won liquidity ratio as required by the Financial Services Commission are the assets and liabilities of Kookmin Bank as determined in accordance with the “Standards for Calculation of Liquidity Ratio of Korean Won Currency” under the “Detailed Regulations on Supervision of Banking Business.” In response to the Staff’s request, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to make this clarification.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.10

Notes to Consolidated Financial Statements, page F-11

Note 4 – Financial Risk Management, page F-35 Credit Risk of Loans, page F-26

10.	We note your presentation of loans categorized between outstanding, good and below normal. We also note that the category “below normal” represents loans graded between 9 and 15 and Corporate grades BB through D. Given the wide range of loans included in this category, and the fact that 13-16% of your loans that were neither past due or impaired are included in this category between January 1, 2010 and December 31, 2011, please tell us and revise future filings to further disaggregate this category to give additional transparency into the credit quality of your loan portfolio.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to further divide the category of “below normal” into three sub-categories. The following table sets forth the five categories to be used in classifying the credit quality of loans that are neither past due nor impaired based on internal credit ratings (with Grade A corresponding to the former “outstanding” category, Grade B corresponding to the former “good” category and Grades C, D and E corresponding to the former “below normal” category):

Category	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade A	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade B	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade C	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade D	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade E	30.0 ~	12 ~ 15 grade	CC ~ D

The credit quality of loans that were neither past due nor impaired as of December 31, 2011 presented in accordance with the above five categories was as follows:

Category	As of December 31, 2011 (In millions of Won)
	Retail	Corporate	Credit card	Total	%
Grade A	83,790,049	35,746,858	5,403,273	124,940,180	59.6%
Grade B	14,532,234	39,312,628	4,378,523	58,223,385	27.8%
Grade C	2,086,575	17,058,606	1,812,524	20,957,705	10.0%
Grade D	451,004	4,060,283	254,467	4,765,754	2.2%
Grade E	357,688	375,048	96,844	829,580	0.4%

Total	101,217,550	96,553,423	11,945,631	209,716,604	100.0%

Stephanie L. Ciboroski

Securities and Exchange Commission, p.11

Credit Quality of Securities, page F-40

11.	We note your disclosure of debt securities by grade and the related credit qualities of debt securities according to the credit ratings by external rating agencies. Please clarify how you categorize your securities based on credit rating. For example, is it based on the lowest credit rating received on the security by any of those credit rating agencies? Additionally, in light of the differences in credit ratings between the domestic and foreign credit rating agencies, and in particular for grade 1 where the vast majority of your securities fall, please clarify which rating agency scale you are using for purpose of this disclosure.

The Company categorizes the credit quality of its debt securities denominated in Korean Won based on the lowest credit rating among the credit ratings provided by three domestic credit rating agencies: Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service. Meanwhile, the Company categorizes the credit quality of its debt securities denominated in foreign currencies based on the lowest credit rating among the credit ratings provided by three foreign credit rating agencies: Standard & Poor’s Rating Services, Fitch Ratings and Moody’s Investors Service.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to clarify its method of categorization, consistent with the information included in this response.

VaR (Value at Risk), page F-51

12.	We note your discussion of VaR on pages F-52 through F-54. Please tell us how the disclosures on page F-54 interact with the other VaR disclosures. For example, your disclosure on page F-54 notes that the amounts in the tables represent “equity capital using the standardized method related to positions which are not measured by VaR,” while the tables on page F-52 through F-53 represent VaR at a 99% confidence level. Please respond to the following:

•	Clarify whether there are required equity capital requirements using the standardized method for the VaR metrics on pages F-52 through F-53.

The amounts disclosed on pages F-52 and F-53 of the Annual Report represent the market risk with respect to certain positions, measured using the VaR method. The Company does not use the standardized method to calculate the required equity capital with respect to such positions.

The positions for which the Company uses the standardized method, the method for calculating the required equity capital and the reason for using the standardized method are explained below.

•	Quantify the volume and types of instruments covered by the disclosure in the tables on page F-54.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.12

The positions as of December 31, 2011 that were subject to calculation of required equity capital using the standardized method, as disclosed on page F-54 of the Annual Report, were as follows:

•	Kookmin Bank

•	Bond-type equity funds (Fair value: ￦1,661 billion)

•	Equity-type equity funds (Fair value: ￦194 billion)

•	Currency rate swaps (“CRS”) and foreign exchange positions (“FXP”) held by special purpose entities (CRS: ￦230 billion ~ Euro 143 million notional amount; FXP: Euro 81 million notional amount)

•	Options embedded in convertible bonds (Face value: ￦29 billion)

•	KB Investment & Securities

•	Bonds (Book value: ￦747 billion)

•	Stock (Book value: ￦54 billion)

•

Since the disclosure on page F-54 represents the required capital using the standardized method related to positions not measured by VaR, please tell us what metrics you do use to measure market risk for these positions. Clarify why you use a method other than VaR for these positions when you are required to use VaR for capital purposes.

Market risk for positions not measured by VaR are measured using the standardized method for measuring market risk-based required equity capital specified by the Financial Supervisory Service (the “FSS”), which takes into account certain risk factors. Under the standardized method, the required equity capital is measured using the risk-weighted values for each risk factor. The method used to measure the market risk-based required equity capital for each risk factor is as follows:

•	Interest rate risk:

•

Common market risk: Common market risk relates to the risk of losses from macroscopic events which could have an impact on interest rates, stock prices, exchange rates, and market prices of general commodities. Common market interest rate risk of a debt security is calculated on its net position, taking into consideration the remaining maturity and coupon rate.

•

Individual market risk: Individual market risk relates to the risk of loss from changes in credit risk of issuers of debt securities or equities, excluding changes in general market prices. Individual market interest rate risk of a debt security is measured by multiplying the interest rate position appraised based on the market price of such security by the risk-weighted value applicable to the type of debt security, credit rating and the remaining maturity.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.13

•	Stock risk: Common and individual stock risk are calculated by multiplying the bought or sold position by the relevant risk-weighted values.

•	Foreign exchange risk: Foreign exchange risk is measured by multiplying the larger of the absolute values among the net bought or sold positions of each currency by the relevant risk-weighted values.

•	Option Risk: Option risk is measured using the delta, gamma and vega of the option.

The standardized method is used to measure the market risk of the positions for which the FSS has not approved the use of the VaR method. In addition, the Company uses the standardized method for positions which are held by subsidiaries or for which measuring VaR is difficult due to the lack of daily position data.

Interest Rate Gap Analysis, page F-55

13.	We note your disclosure of the interest rate gap analysis by subsidiary for all periods presented. Please tell us how this table interacts with the disclosure on pages F-47 through F-49. In this regard, we are unable to reconcile the amounts to the disclosures on pages F-47 though F-49 either in total or by time period. As part of your response, please clarify if the data on pages F-55 through F-59 is based on expected maturities as opposed to contractual maturities, and if so, please provide additional insight into how the expected amounts were determined.

The amounts disclosed on pages F-55 through F-59 of the Annual Report are interest rate gap measures which are calculated by subtracting the amount of interest rate sensitive liabilities from the amount of interest rate sensitive assets based on the interest rate repricing dates (reflecting the applicable interest rate reset terms) of such assets and liabilities. The maturities of such assets and liabilities used in calculating the interest rate gap measures on pages F-55 through F-59 are usually the applicable interest rate repricing dates. However, if such assets and liabilities do not have interest rate reset terms but have contractual maturities, the applicable contractual maturities are used to determine the maturities. If such assets and liabilities have neither interest rate reset terms nor contractual maturities, the applicable expected maturities are used to determine the maturities. On the other hand, the amounts disclosed on pages F-47 through F-49 are liquidity gap measures which are calculated by allocating all on- and off- balance sheet assets and liabilities based on the applicable contractual maturity dates (or, in their absence, in accordance with the method set forth in the footnotes to the tables on pages F-47 through F-49). The difference in these measures accounts for the difference in the amounts disclosed on pages F-55 through F-59 from the amounts disclosed on pages F-47 through F-49.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.14

Interest Rate VaR, page F-59

14.	Please clarify how the interest rate VaR amounts disclosed on page F-59 interact with the other VaR disclosures on pages F-52 through F-54. For example, are they a subset of some of the other VaR disclosures? Additionally, how do the amounts disclosed interact with the required equity capital related to the standardized method to the positions not measured by VaR discussed on page F-54?

The interest rate VaR disclosed on page F-59 measures the maximum possible loss on net non-trading assets due to unfavorable changes in interest rates and is calculated based on interest earning assets and interest bearing liabilities, excluding trading positions. The interest rate VaR disclosed on pages F-52 through F-53 relates to trading positions, and measures the maximum possible loss that may arise from such trading positions over a certain period at a particular confidence level using market movement data. Similarly, the required equity capital related to the standardized method for positions not measured by VAR discussed on page F-54 relates only to trading positions and therefore is different from the amounts disclosed on page F-59, which relate only to net non-trading assets.

Note 5 - Segment Information, page F-63

15.	We note that you have not provided total assets and liabilities for each reportable segment. Please tell us whether you provide your CODM with any measures related to total assets or total liabilities for your segments, and if so, please provide this disclosure in future filings pursuant to the guidance in paragraph 23 of IFRS 8.

According to paragraph 23 of IFRS 8, the Company believes that an entity shall disclose the amount of total assets and liabilities for each reportable segment if such amounts are regularly provided to its CODM. The Company identifies its reportable segments as follows: Credit Card business, Investment & Securities business, Life Insurance business, Other business and Banking business, which in turn consists of Corporate Banking, Retail Banking and Other Banking Services.

In 2011, the information regarding total assets and liabilities of each of the Company’s subsidiaries was provided to the Company’s CODM, but similar information regarding total assets and liabilities for each business segment of the Banking business was not provided to the Company’s CODM. Therefore, the Company did not provide the information regarding total assets and liabilities for each reportable segment as part of the segment disclosure in the notes to the financial statements in the Annual Report. The Company plans to provide this information to its CODM starting in fiscal year 2012 and, accordingly, the Company will disclose the information regarding total assets and liabilities for all reportable segments as part of the segment disclosure in the notes to the financial statements in its future filings, beginning with its annual report on Form 20-F for fiscal year 2012.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.15

Note 6 – Financial Assets and Financial Liabilities, page F-66

Level 3 of the Fair Value Disclosure Hierarchy, page F-73

16.	We note your discussion of Level 3 instruments, as well as your disclosure on page F-70 that the valuations may be different if other valuation methods or assumptions are used. We were unable to locate the disclosures required by paragraph 27B (e) of IFRS 7. Please revise future filings to provide this disclosure or tell us how you determined that disclosure is not required.

In accordance with paragraph 27B(e) of IFRS 7, the Company will disclose the effect of input changes in the notes to the financial statements in its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, if changing one or more of the inputs to reasonably possible alternative assumptions would change the fair values of Level 3 instruments significantly.

Note 9 – Derivative Financial Instruments and Hedge Accounting, page F-80

17.	We note your disclosure that you had fair value hedges as of the date of transition to IFRS. Please tell us how you applied the mandatory exception for hedge accounting under paragraphs B4-B6 of IFRS 1 since it is not clear from your disclosure. Specifically, please tell us the following:

•	Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges that were discontinued upon your transition to IFRS.

Please see the response in the paragraph below.

•	Tell us your current accounting treatment of the derivatives and hedged items that were discontinued upon your transition to IFRS.

In accordance with IFRS 1 B4, all derivatives were measured at fair value at the date of transition to IFRS, and there were no deferred losses and gains arising on derivatives that were reported in accordance with Korean GAAP. In addition, the Company did not designate any net position (which is mentioned in IFRS 1 B5 and B6) as a hedged item, and all derivative transactions designated as hedges under Korean GAAP satisfied the conditions for hedge accounting under IAS 39. Therefore, as of the date of transition to IFRS, no hedging relationships were discontinued.

Note 15 – Intangible Assets, page F-101

18.	We note your disclosure that goodwill related to Housing & Commercial Bank, KB Cambodia Bank and KB Investment Securities arose prior to the IFRS transition date, and the carrying amount of goodwill as of the IFRS transition date was its carrying amount in accordance with previous K-GAAP. Please clarify why the carrying amounts would be the same under both K-GAAP and IFRS, since you have indicated on page F-175 that goodwill under K-GAAP was amortized. Please confirm that the amounts recorded reflect the reversal of goodwill amortization expense recorded under prior K-GAAP prior to the transition to IFRS.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.16

According to IFRS 1 C1, a first-time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS). Also, according to IFRS 1 C4,(h-ii), if a first-time adopter does not apply IFRS 3 retrospectively to a past business combination, the previous amortization of goodwill shall not be adjusted. Therefore, the Company used the carrying amount of goodwill after amortization under Korean GAAP as the carrying amount of goodwill at the date of transition to IFRS.

Note 30 – Employee Benefits, page F-131

Share-based Payments, page F-132

19.	We note that you have issued share options and share grants in periods prior to the date of transition to IFRS. Please tell us how you applied the guidance in paragraph D2 of IFRS 1 upon the date of transition to IFRS.

According to paragraph D2 of IFRS 1, a first-time adopter is encouraged but not required to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or that were granted after November 7, 2002 and vested before the later of (a) the date of transition to IFRS or (b) January 1, 2005.

All share options and share grants which existed as of the date of transition to IFRS were granted after November 7, 2002, and the Company also applied IFRS 2 to share options and share grants vested before the date of transition to IFRS. Therefore, the Company did not apply the exemption of paragraph D2 of IFRS 1 to share options and share grants. The Company notes that there was no difference between Korean GAAP and IFRS with respect to the accounting treatment for share-based payments.

Note 36 – Insurance Contracts, page F-145

20.	We note that you began to consolidate your insurance subsidiary, KB Life Insurance Co., Ltd., for the first time upon the adoption of IFRS as the entity was previously accounted for under the equity method under US GAAP. Please tell us whether you consolidated this entity under K-GAAP prior to the transition to IFRS, and clarify how, if at all, this entity is reflected in your K-GAAP to IFRS reconciliation on page F-176. Please also tell us whether you used the exemption permitted in paragraph D4 of IFRS 1 related to insurance contracts.

KB Life Insurance Co., Ltd. (“KBL”) was consolidated under Korean GAAP prior to the transition to IFRS. The adjustments to KBL’s assets and liabilities upon the transition from Korean GAAP to IFRS were reflected in each reconciliation item. The adjustment related to changes in consolidated entities upon transition from Korean GAAP to IFRS was mainly attributable to guaranteed principal funds, which are not consolidated under IFRS but were consolidated under Korean GAAP.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.17

The Company did not use the exemption permitted in paragraph D4 of IFRS 1 related to insurance contracts.

Note 46 – Transition to IFRS, page F-170

Reconciliation of IFRS Comparables from IFRS and U.S. GAAP, page F-178

21.	It is not clear from your disclosure exactly which of the mandatory exemptions in Appendix B of IFRS 1 you have used. When you have used the exemptions, please qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F.

(1) Derecognition of financial assets and financial liabilities

The exemptions of IFRS 1 B2 and B3 are not applicable to the Company.

(2) Hedge accounting

As indicated in the Company’s response to the Staff’s comment number 17 above, the exemptions related to hedge accounting (IFRS 1 B4-B6) are not applicable.

(3) Non-controlling interests

The exemptions of IFRS 1 B7 are not applicable to the Company.

22.	We note your disclosure that under US GAAP foreign exchange spot contracts are classified as derivatives since undelivered foreign exchange spot transactions are not considered to be regular way transactions. However, under IFRS, they are considered regular way transactions and thus are not classified as derivatives. Please tell us the key terms of the contract related to settlement, and discuss the specific guidance in paragraphs 38 and AG53-AG56 of IAS 39 and paragraphs 15-17 of ASC 815-10-15 to support your conclusions under IFRS and US GAAP, respectively.

The key terms of the contracts related to settlement are as follows:

•	Counterparty: domestic or foreign financial institutions and individual customers

•	Trade Date: the date that parties commit themselves to purchase or sell foreign currencies

•	Settlement Date: Trade date + 0~2 days

•	Currency: U.S. dollars, Japanese Yen, Euros and other currencies

Stephanie L. Ciboroski

Securities and Exchange Commission, p.18

According to paragraphs 15-17 of ASC 815-10-15, regular-way security trades are defined as contracts that provide for delivery of a security within the period of time (after the trade date) generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. A security is defined as the evidence of debt or ownership or a related right which includes options and warrants as well as debt and stock under U.S. GAAP. The foreign exchange spot contracts provide for delivery of cash (currency). The Company believes that cash (currency) does not meet the definition of a security as defined in U.S. GAAP. The Company also noted that such foreign exchange spot contracts are considered to be derivatives and reported as such by the major banks in the U.S. under U.S. GAAP. Based on the foregoing, the Company believes that foreign exchange spot contracts should be considered as derivatives under U.S. GAAP.

IAS 39 paragraph 9 defines a regular way purchase or sale as a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned. Financial assets include cash under IAS 32 paragraph 11; accordingly, the terms of foreign exchange spot contracts include the delivery of financial assets. Foreign exchange spot contracts are settled within two business days from the trade date by convention. Therefore, the Company believes that such contracts meet the definition of a regular way purchase or sale of financial assets. In addition, the foreign spot exchange contracts do not require or permit net settlement of the change in the value of the contracts, and therefore, the Company believes that these contracts meet the conditions of a regular way purchase or sale of financial assets under IAS 39 AG54.

Based on the foregoing, the Company believes that foreign exchange spot contracts should be recognized as a regular-way transaction under IFRS. The Company notes that the same profit and loss amount is recognized as would have been the case if the foreign exchange spot contracts had been accounted for as derivatives, although such contracts are presented differently on the balance sheet. The Company also notes that all banks in Korea which adopted IFRS consider foreign exchange spot contracts as regular-way transactions.

23.	We note your discussion of the differences in consolidation accounting policies between IFRS and US GAAP on pages F-178 and F-179 and the adjustments recorded on page F-185-186. Please respond to the following:

•	Please tell us and revise future filings to disclose the names, significance and primary drivers of the subsidiaries that were consolidated upon the transition from US GAAP to IFRS.

Information regarding the subsidiaries that were consolidated upon the transition from U.S. GAAP to IFRS as of January 1, 2010 is set forth in the following table.

Name	Amount Effect (In billions of Won)		Primary drivers
	Assets	Liabilities
KB Life Insurance Co., Ltd.	2,424	2,373	Potential voting rights (See the Company’s response below)
Others	194	194

Total	2,618	2,567

Stephanie L. Ciboroski

Securities and Exchange Commission, p.19

The Company respectfully notes that disclosure of the reconciliation from U.S. GAAP to IFRS is required only for an entity’s first IFRS financial statements according to paragraph 24 of IFRS 1. Therefore, this information will not be included in future filings.

•	Please also specifically discuss KB Life Insurance Co., Ltd., which was not consolidated under US GAAP but is consolidated under IFRS due to your conclusion regarding potential voting rights.

The Company and ING Group (“ING”) own 51% and 49% of the ownership interest in KBL, respectively. In addition to this joint venture (“JV”), the Company and ING have a broad “Strategic Alliance Agreement” at the group level and ING holds approximately 5% of the Company’s shares. Also ING appoints one non-executive director (a member of the Board of Directors) of the Company, and the appointed director participates fully in board meetings.

Under the KBL JV agreement between the Company and ING, all strategic operating and financing decision-making requires unanimous agreement between the Company and ING as follows.

Matters which require unanimous votes of the shareholders:

(i)	Employing or terminating the employment of the representative director/CEO, agreeing on the terms on which the representative director is to be employed or entering into, varying or terminating any employment agreement in respect of the representative director;

(ii)	Employing or terminating the employment of the CFO, agreeing on the terms on which the CFO is to be employed or entering into, varying or terminating any employment agreement in respect of the CFO;

(iii)	Employing or dismissing (other than for gross misconduct) any of the senior officers or determining the terms and conditions on which each of the senior officers are to be employed (including his or her remuneration package) or making any changes to such terms and conditions; and

(iv)	Declaring any dividend or making any other distribution to the shareholders.

Matters which require unanimous approval of members of the Board of Directors:

(i)	Approval of KBL’s business plan, any material variation thereto or material deviation therefrom;

(ii)	Any amendments to the Policies and Procedures Manual or Distribution Agreement (each as referred to in the KBL JV agreement);

(iii)	Giving any guarantee or indemnity exceeding 20% of the net asset value of the KBL (based on its most recently available financial statements);

(iv)	Incurring any capital expenditure exceeding 20% of the net asset value of KBL (based on its most recently available financial statements); and

(v)	Creating or redeeming any liens over KBL’s property

Stephanie L. Ciboroski

Securities and Exchange Commission, p.20

The JV agreement also includes a deadlock provision: when no consensus is reached between the Company and ING (a “deadlock situation”), each appoint members of a “Mediation Committee” for further negotiation and discussion. If such deadlock situation is not resolved within 15 days by the Mediation Committee, then either party can send out a notice of termination to the other party and terminate the JV agreement. Upon this notice, the Company can exercise a call option to buy out all KBL shares held by ING at fair value.

Analysis under U.S. GAAP

Upon considering the matters which require unanimous vote by shareholders or the Board of Directors of KBL, the Company concluded that the unanimous vote provisions would constitute minority shareholders’ substantive participating rights that would require the Company to account for its interest in KBL using the equity method under EITF 96-16 (ASC 810-10-25).

EITF 96-16 (ASC 810-10-25) also indicates that an owner of a majority voting interest who has a contractual right to buy out the interest of the noncontrolling shareholder in the investee for fair value or less should consider the feasibility of exercising that contractual right when determining if the participating rights of the noncontrolling shareholder are substantive. If such a buyout is prudent, feasible, and substantially within the control of the majority owner, the majority owner’s contractual right to buy out the noncontrolling owner demonstrates that the participating right of the noncontrolling shareholder is not a substantive right. The existence of such call option negates the participating rights of the noncontrolling shareholder to veto an action of the majority shareholder, rather than create an additional ownership interest for that majority shareholder. In this regard, APB 18 paragraph 18(ASC 323-10-15 paragraph 15-9) also states that an investor’s voting stock interest in an investee should be based on those currently outstanding securities whose holders have present voting privileges. Potential voting privileges which may become available to holders of securities of an investee should be disregarded.

The Company concluded that the existence of the call option held by the Company does not negate the participating rights of ING because the exercise of the call option is not feasible due to the following factors:

(i)	The Company believes that if the JV agreement is terminated due to the call option detailed in the deadlock provision, then the “Strategic Alliance Agreement” at the group level may also be terminated, resulting in the loss of the Company’s important strategic investor, ING.

(ii)	As the Company did not have business experience and expertise in the life insurance industry before the establishment of KBL, the Company entered into a strategic alliance with ING and formed the JV with ING. Accordingly, the Company concluded that exercise of the call option was not feasible because the Company did not have any intention to break the strategic alliance with ING given its lack of experience in the life insurance business.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.21

Analysis under IFRS

The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity (paragraph 14 of IAS 27). In assessing whether potential voting rights contribute to control, the entity examines all facts and circumstances (including the terms of exercise of the potential voting rights and any other contractual arrangements whether considered individually or in combination) that effect potential voting rights, except the intention of management and the financial ability to exercise or convert (paragraph 15 of IAS 27).

Theoretically, if the Company wants to trigger exercisability of the call option, all it needs to do is to “create” an unresolved deadlock and exercise its option to achieve control. Therefore, the call option held by the Company is currently exercisable. Moreover, IAS 27 requires that the feasibility (for example, the intention of management and the financial ability) of exercising such option should be ignored in assessing control because the feasibility does not affect the existence of the ability to exercise power.

Based on the above analysis, the Company has currently exercisable voting rights in KBL and therefore should consolidate KBL under IAS 27.

•

Tell us why the amount of the adjustment related to changes in consolidated entities varies so significantly between the amount at the date of transition on January 1, 2010 and the amount as of December 31, 2010. To the extent that it is driven by different entities being consolidated or de-consolidated at those dates, please discuss the nature of the changes and the affected entities.

As disclosed in note 40 to the financial statements in the Annual Report, the increase in the amount of the adjustment related to changes in consolidated entities during the period between January 1, 2010 and December 31, 2010 (￦1,241 billion in assets and ￦1,147 billion in liabilities) was caused mainly by an increase in the assets and liabilities of KBL (￦1,149 billion in assets and ￦971 billion in liabilities), which was consolidated upon the transition from U.S. GAAP to IFRS. The main reason for such increases was the introduction in 2010 of a new insurance product which provided the policy holders with tax benefits. Accordingly, KBL increased its capital by issuing new shares amounting to ￦120 billion to meet the demand for this new product.

24.	We note that you have recorded an adjustment in the amount of (Won)705 billion to decrease the amount of loan impairment under IFRS as compared to US GAAP as of December 31, 2010. We note that in your response letter dated September 15, 2011, you provided an explanation for the (Won)400 billion decrease between the US GAAP allowance amount presented in the 2010 Form 20-F and the IFRS allowance for loan loss amount as of December 31, 2010 and presented in the Form 6-K filed August 29, 2011. Please respond to the following:

•	Tell us why the reconciling item between US GAAP and IFRS for the allowance for loan losses has increased to (Won)705 billion in the 2011 Form 20-F from the (Won)400 billion previously reported.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.22

As explained in the Company’s response letter dated September 15, 2011 (the “2011 Response Letter”), the decrease between the U.S. GAAP allowance for loan loss amount and the IFRS allowance for loan loss amount as of December 31, 2010 represents only the difference in the allowance for loan losses and does not take into account the difference in the outstanding loan balance between U.S. GAAP and IFRS as shown in the table below. As of December 31, 2010, the exact amount of the difference between the U.S. GAAP allowance for loan loss amount of ￦4,247 billion (approximately ￦4.2 trillion) and the IFRS allowance for loan loss amount of ￦3,756 billion (approximately ￦3.8 trillion) was ￦491 billion. The difference between ￦491 billion and the ￦400 billion amount, which was stated in the 2011 Response Letter, is due to rounding.

However, the ￦705 billion adjustment to decrease the amount of loan impairment under IFRS as compared to US GAAP as of December 31, 2010, which was recorded in the reconciliation table on page F-185 of the Annual Report, represents the difference in the net carrying amount of loans, excluding the effects of changes in the scope of consolidation and reclassification but including the effects of differences in charge-off policies, allowance methodology and subsequent events guidance. A detailed reconciliation of this decrease is set forth in the table below.

(Unit: In billions of Won)

Account	U.S. GAAP	Reconciling item									Total difference	IFRS
		Consolidation scope	Reclassification	Change in charge-off policies		Subsequent events		Allowance methodology change		Other
Loans (Note 1)	200,863	126	-208	277						7	202	201,065
Less: Allowances for loan losses	-4,247	-1	66	-72		91		409		-2	491	-3,756

Carrying amount	196,616	125	-142	205	*	91	*	409	*	5	693	197,309

(Note 1) Including call loans, securities purchased under resale agreements and due from customers on acceptances.

*	Sum equals ￦705 billion.

•

Separately quantify the components driving the (Won)705 billion reduction in the allowance as of December 31, 2010. For example, discuss how much is due to differences in subsequent events guidance, the allowance methodology change, changes in scope of consolidation, or change in charge-off policies between the two sets of accounting principles.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.23

As set forth in the table above, the components driving the ￦705 billion reduction in the net carrying amount of loans as of December 31, 2010 are differences in subsequent events guidance (￦91 billion), allowance methodology changes (￦409 billion) and changes in charge-off policies (￦205 billion).

(i) Subsequent events (￦91 billion)

As noted in the 2011 Response Letter, this difference resulted from the recognition of additional allowance for loan losses for loans to several Korean companies based on subsequent events in accordance with U.S. GAAP, which were not recorded under IFRS due to the measurement date of the estimates in accordance with paragraph 14 of IFRS 1.

(ii) Allowance methodology change from Migration Model to PD/LGD Model (￦409 billion)

As noted in the 2011 Response Letter, in transitioning to IFRS, the Company introduced the PD/LGD Model, while the Company used the Migration Model under U.S. GAAP. The PD/LGD Model, which is based on Basel II system data, was then adjusted to incorporate incurred loss model concepts from the accounting point of view, including Loan Emergency Period (LEP) and discount rates.

While both the Migration Model and PD/LGD Model satisfy the requirements of U.S. GAAP and IFRS regarding the concept of incurred losses, differences may arise in allowances for loan losses calculated under the U.S. GAAP Migration Model and the IFRS PD/LGD Model, respectively, due to differences in detailed methodology and accumulated data under each model. More specifically, under the Migration Model, loan loss rates are calculated based on the migration of the applicable loan among specified loan grade categories. However, under the PD/LGD Model, loan loss rates are calculated based on the probability of default.

(iii) Change in charge-off policies (￦205 billion)

The main difference in charge-off policies relates to credit card and unsecured retail loans. Under IFRS (which provides for the same charge-off policy as Korean GAAP), the Company charges off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for four payment cycles or more and are deemed to be uncollectible. Under U.S. GAAP, the Company followed a similar policy, but additionally charged off any unsecured retail loans or credit card balances that were more than six months overdue, which would not have been charged off under IFRS.

Approximately ￦203 billion of the ￦205 billion difference relates to advance mortgage loans to retail borrowers for the down payment of new housing (particularly apartments) in the process of being built that were overdue by six months or more, as explained in the Company’s response to the Staff’s comment number 6 above. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by the borrower. The Company classified these loans as unsecured before the completion of construction under U.S. GAAP and therefore charged off these loans if they were overdue by six months or more. However, such loans generally are not charged off under IFRS in light of the historical eventual default rate and recovery ratio of such loans.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.24

•

We also note that the adjustment as of January 1, 2010 was (Won)91 billion as compared to (Won)705 billion as of December 31, 2010. Please tell us the primary drivers of the difference in the amount of the reconciling item.

The primary drivers of the difference in the amount of the reconciling item are the changes in charge-off policies (￦126 billion), allowance methodology changes (￦397 billion) and differences in subsequent events guidance (￦91 billion).

(i) Change in charge-off policies (￦126 billion)

The charge-offs under U.S. GAAP with respect to the amount of advance mortgage loans described above that were overdue by six months or more increased significantly in 2010 compared to 2009 due to the deterioration in the apartment construction market.

(ii) Allowance methodology change from Migration Model to PD/LGD Model (￦397 billion)

As noted in the 2011 Response Letter, under the U.S. GAAP Migration Model, loan loss rates were calculated based on the balance of the loans that had deteriorated in credit quality and thus had migrated into lower loan grade categories. In contrast, under the IFRS PD/LGD Model, loan loss rates (i.e., the probability of default) are calculated based on the number of the borrowers rather than the amount of the loans. Therefore, when a borrower’s credit quality deteriorates, the impact on the loan loss rates under U.S. GAAP is more dependent upon the size of the loans to such borrower, while the size of the loans to such borrower does not impact the loan loss rates under IFRS. Accordingly, the deterioration in 2010 in the credit quality of certain borrowers with large loan balances had a bigger negative impact on loan loss rates under U.S. GAAP compared to those under IFRS. For example, when financial difficulties faced by companies in the construction and shipbuilding industries in Korea in 2010 resulted in the deterioration of the asset quality of the Company’s credit exposures to such companies (including project financing loans for real estate development projects), such developments had a larger negative impact on loan loss rates under U.S. GAAP as compared to those under IFRS because the size of the Company’s loans to such construction and shipbuilding companies was relatively large while the number of such borrowers was relatively small.

(iii) Subsequent events (￦91 billion)

As noted above, this difference resulted from the recognition of additional allowance for loan losses as of December 31, 2010 for loans to several Korean companies based on subsequent events in accordance with U.S. GAAP, which were not recorded as of January 1, 2010.

25.	We note your disclosure that under the optional exemption you have revalued certain property and equipment. Please tell us the fair value of the assets upon revaluation and the carrying amounts reported under previous GAAP. Additionally, please clarify whether the revalued amounts were broadly comparable to fair value, or to depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index. Please refer to paragraphs 30 and D6 of IFRS 1.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.25

The Company could choose either the cost model or the revaluation model as its accounting policy and apply that policy to each class of property, plant and equipment under Korean GAAP. The Company revalued the land at December 31, 2008 in accordance with Korean GAAP before the date of transition to IFRS. The carrying amount before the revaluation was ￦973 billion and the revalued amount was ￦2,067 billion. At the date of revaluation, the assets were measured at fair value by an independent professional appraiser. Therefore, the Company used the revalued amounts as deemed cost at the date of the revaluation in accordance with paragraph D6 of IFRS 1.

Form 6-K filed August 29, 2012

Note 4 – Financial Risk Management, page 37

VaR (Value at Risk), page 56

26.	We note that you made changes to your market risk measurement technique during the six-month period ended June 30, 2012. Please confirm that you plan to include the disclosures required by Item 11(a)(4) of Form 20-F in your next Form 20-F.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include disclosure regarding the changes to its market risk measurement technique.

27.	Please tell us why the required equity capital using the standardized method related to positions which are not measured by VaR decreased so significantly between December 31, 2011 and June 30, 2012.

The standardized method was used to measure the market risks of trading positions held by bond-type and equity-type private equity funds that were consolidated in the Company’s financial statements as of December 31, 2011. However, the market risks of the bond-type funds were measured using VaR starting from January 1, 2012 and therefore were not included in the required equity capital amount measured by the standardized method as of June 30, 2012. In addition, the equity-type private equity funds were sold during the first half of 2012. These two factors contributed to the significant decrease in the required equity capital measured using the standardized method as of June 30, 2012 from December 31, 2011.

Interest Rate VaR, page 65

28.	We note the significant change in your interest rate VaR for Kookmin Bank and KB Kookmin Card Co. Ltd. between December 31, 2011 and June 30, 2012. Please respond to the following:

•

Tell us the drivers for the significant reduction in interest rate VaR for Kookim Bank and KB Kookmin Card Co. Ltd. between December 31, 2011 and June 30, 2012. Contrast the significant decrease in interest rate VaR at these entities, versus the increase in interest rate VaR at KB Life Insurance Co., Ltd. at the same dates.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.26

The increase in interest rate VaR of KB Life Insurance Co., Ltd. was attributable mainly to the widening mismatch of interest earning assets and interest bearing liabilities caused by a sharp rise in sales of immediate annuity products during the six-month period ended June 30, 2012.

The decrease in interest rate VaR of Kookmin Bank and KB Kookmin Card was attributable mainly to a change in the method of calculating the interest rate impact, from the previous simulation method of applying probable interest rates to a simulation method of applying historical interest rate data. The previous method used extreme values in applying hypothetical interest rates to each maturity period, which the Company believes resulted in exaggerated interest rate VaR values.

The interest rate VaR as of December 31, 2011 using the historical simulation method was ￦424,034 million, which is a significant decrease from the ￦847,865 million disclosed in the Annual Report using the previous simulation method. Using the historical simulation method, the interest rate VaR decreased from ￦424,034 million as of December 31, 2011 to ￦93,667 million as of June 30, 2012 primarily as a result of an increase in fixed-rate loans, which reduced the duration gap between interest earning assets and interest bearing liabilities. Historically, the duration gap has been negative since interest earning assets are mainly composed of loans with floating interest rates with three month repricing periods, but the interest-rate maturities of interest bearing liabilities are usually over one year. Starting in the second half of 2011, the FSS requested that the Company increase the amount of fixed-rate loans. The increased duration of interest earning assets led to a decrease in the negative duration gap, and accordingly, the interest rate VaR has decreased.

•

Tell us why the interest rate VaR for these entities decreased so significantly between December 31, 2011 and June 30, 2012 when interest rate risk VaR disclosed for Kookmin Bank actually increased between December 31, 2011 and June 30, 2012 based on the disclosures on pages 57-58.

The decrease in interest rate VaR presented on page 65 of the Form 6-K is explained above. The main reason for the increase in interest rate risk VaR disclosed on pages 57-58 of the Form 6-K is the change in the holding period used to calculate market risk VaR from 1 day as of December 31, 2011 to 10 days as of June 30, 2012.

•	Clarify how the disclosures of interest rate VaR on pages 65 and 58-60 relate to each other.

The interest rate VaR on pages 57-60 of the Form 6-K measures the market risk of trading positions and represents the estimated maximum possible loss in the trading accounts over a certain period at a particular confidence level using market movement data. On the other hand, the interest rate VaR disclosed on page 65 of the Form 6-K measures the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates and is calculated based on interest earning assets and interest bearing liabilities, excluding trading positions.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.27

•

Clarify your disclosure on page 65 where you state that you changed your method of calculating interest rate impact from the simulation method by applying probable interest rate scenarios to the historical simulation method by making use of historical interest rate data, and thus interest rate VaR as of December 31, 2011 may change. Clarify which numbers in the tables above the disclosure were affected. In this regard, we note that the amounts reported for December 31, 2011 agree to the amounts previously reported on page F-59 of your 2011 Form 20-F.

Please see the explanation in the first paragraph of the response to this comment.

Note 46 – Business Combination, page 183

29.	We note your acquisition of Jeil Savings Bank Co., Ltd. on January 11, 2012. Please tell us the nature of the other assets acquired, which represent 87% of the fair value of the total assets acquired in the transaction. Please also tell us how you concluded that 100% of the contractual cash flows of these assets were expected to be collected.

Through a purchase and assumption transaction (“P&A”), the Company acquired selected assets and liabilities of Jeil Savings Bank Co., Ltd., which had been designated as an insolvent financial institution and was under the control of the Korea Deposit Insurance Corporation. According to the P&A contract, if the amount of liabilities acquired exceeds the estimated value of assets acquired, Korea Deposit Insurance Corporation is required to make up the difference. Accordingly, the Company recognized the amount that Korea Deposit Insurance Corporation would pay under the P&A contract, ￦2.2 trillion, as other assets. As Korea Deposit Insurance Corporation is owned by the Korean government, the Company believed that the full amount recognized as other assets would be collected. During the fiscal year 2012, the Company collected the full ￦2.2 trillion amount.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfng.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Stephanie L. Ciboroski

Securities and Exchange Commission, p.28

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Laura Crotty

Celia Soehner

Rahim Ismail

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP